

November 1, 2018

William Waldrop
CEO
EVIO, INC.
62930 O. B. Riley Rd, Suite 300
Bend, OR 97703

   Re: EVIO, INC.
    Form 10-K for Fiscal Year Ended September 30, 2017
    Filed January 17, 2018
    Form 10-Q for Fiscal Quarter Ended March 31, 2018
    Filed May 16, 2018
    File No. 000-12350

Dear Mr. Waldrop:

  We issued comments to you on the above captioned filings on May 16, 2018 and October 11, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 16, 2018.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant at 202-551-3835 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Telecommunications

cc: Christian Carnell